Exhibit 99.1

Company announcement – No. 56 / 2021

New Employee Elected Director to the board of Zealand Pharma A/S

Copenhagen, DK and Boston, MA, U.S. September 1, 2021 – Zealand Pharma A/S (“Zealand”) (Nasdaq: ZEAL) (CVR-no. 20045078). Anneline Nansen has been instated as an employee elected member of the Board of Directors of Zealand effective as of 1 September 2021. Anneline Nansen was elected as the first alternate employee representative in 2020 and will replace Gertrud Koefoed Rasmussen who stepped down from her position as the employee elected board member on 31 August 2021.

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About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development, and commercialization of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. Zealand markets V-Go®, a basal-bolus insulin delivery option for people with diabetes, and Zegalogue®, (dasiglucagon), the first and only glucagon analogue for the treatment severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. To support these two marketed products Zealand built a dedicated sales force in the United States and has established itself as a fully integrated biotechnology company. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton

Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com